SNIPP INTERACTIVE INC.

SNIPP SIGNS A PERPETUAL MASTER SERVICES AGREEMENT WITH A

FORTUNE 500 TOOLS AND STORAGE PROVIDER AND RECEIVES FIRST

ORDER OF US$200,000+

August 17, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce that it has signed a perpetual Master Services Agreement with a Fortune 500 company that is the world’s leading provider of tools and storage. The company has a global presence, and many of its brands are household names in the home improvement tools category. This agreement, which features an initial order of $US200,000+ for a single promotion, marks Snipp’s foray into a new segment of promotions, the first of which will launch nationwide later this year on the SnippCheck and SnippRewards platforms.

“We are extremely pleased to announce yet another partnership with a Fortune 500 Company – further proof that Snipp’s mobile-first shopper marketing solutions are driving sales and encouraging engagement. By combining our receipt processing and rewards platforms, we offer brands a more holistic promotions solution in which clients can incentivize and reward consumers for purchases and brand interaction through social media and other channels. This deal highlights the diversity of industries and brands that are seeing tremendous value in our sophisticated rewards and receipt processing solutions,” said David Hargreaves, Chief Client Officer at Snipp.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

About Snipp: Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our full service offerings include shopper marketing promotions, loyalty, rewards, rebates and data analytics. We also provide clients with the expertise to create, manage and promote their marketing programs. SnippCheck, our unique receipt processing engine, is the market leader for receipt-based purchase validation. Snipp has powered hundreds of promotions and loyalty programs around the world for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.